

SO 3/24/05

SECURI 05041309 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46743



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Winning Edge Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Madison Ave.
(No. and Street)

Clifton	N.J.	07011-2716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Zangara (973) 773-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dischino + Associates P.C.
(Name – *if individual, state last, first, middle name*)

695 Route 46 West, Suite 303	Fairfield	N.J.	07004-1595
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05 S.S

OATH OR AFFIRMATION

I, Bennie Zangara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANTIAGO PARIS JR.
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 20, 2010



Notary Public

Ben Zangara
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THE WINNING EDGE

FINANCIAL GROUP, INC.

AUDIT REPORT

DECEMBER 31, 2004

THE WINNING EDGE FINANCIAL GROUP, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2004



DISCHINO & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
The Winning Edge Financial Group, Inc.
Clifton, New Jersey

We have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2004, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic set of financial statements, taken as a whole. This information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic set of financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dischino & Associates, P.C.
Certified Public Accountants
and Business Consultants

February 19, 2005

695 Route 46 West, Suite 303
Fairfield, NJ 07004-1595
fax 973-808-5970

phone 973-808-5700
www.dischino.com

2 Executive Drive, Suite 820
Fort Lee, NJ 07024
fax 201-944-1528

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	31,704
Commissions receivable		9,846
Securities held for investment (at estimated market value)		10,800
Prepaid expenses		545
TOTAL CURRENT ASSETS		52,895
PROPERTY, PLANT AND EQUIPMENT, AT COST		
Furniture and equipment		36,882
Less: accumulated depreciation		(36,592)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		290
TOTAL ASSETS	$	53,185

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,219
Income taxes payable - current		2,521
Income taxes payable - deferred		2,075
TOTAL LIABILITIES		5,815
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in capital		22,500
Retained earnings		23,870
TOTAL STOCKHOLDER'S EQUITY		47,370
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	53,185

See independent auditors' report and notes to financial statements

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Commission and other income		$ 91,302
EXPENSES:		
Advertising	937	
Automobile	9,173	
Commissions	15,000	
Depreciation	1,837	
Dues and subscriptions	1,346	
Insurance	5,900	
Licenses and permits	300	
Office expenses	3,609	
Postage and delivery	208	
Printing and reproduction	542	
Professional development	120	
Professional fees	2,030	
Regulatory fees	1,440	
Rent	18,000	
Repairs and maintenance	1,721	
Travel and entertainment	5,051	
Telephone	3,429	
Utilities	1,393	
Decrease in market value	600	
TOTAL EXPENSES		72,636
INCOME BEFORE OTHER INCOME		18,666
OTHER INCOME (EXPENSE)		
Interest income	131	
Interest expense	(130)	
TOTAL OTHER INCOME		1
INCOME BEFORE INCOME TAXES		18,667
INCOME TAXES		(4,677)
NET INCOME		$ 13,990

See independent auditors' report and notes to financial statements

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE - December 31, 2003	$ 1,000	$ 22,500	$ 9,880	$ 33,380
Net income for the year	-	-	13,990	13,990
BALANCE - December 31, 2004	$ 1,000	$ 22,500	$ 23,870	$ 47,370

See independent auditors' report and notes to financial statements

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,990
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	1,837
Decrease in market value of investment	600
(Increase) decrease in:	
Commissions receivable	(166)
Prepaid expenses	482
Increase in:	
Accrued expenses	482
Income taxes payable	4,121
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,346
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(1,400)
NET CASH USED IN INVESTING ACTIVITIES	(1,400)
NET INCREASE IN CASH	19,946
CASH, BEGINNING OF YEAR	11,758
CASH, END OF YEAR	$ 31,704

Supplemental disclosures of cash flow information - cash paid during the year for:

Interest expense	$ 130
Income taxes paid	$ 556

See independent auditors' report and notes to financial statements

THE WINNING EDGE FINACIAL GROUP, INC.
NOTES TO FINCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation
The cost of office furniture and equipment is depreciated under the straight-line method over the useful life of the assets. Estimated useful life for office furniture and equipment is five to seven years. For income tax purposes the Corporation has elected to expense the cost of certain acquisitions.

Revenue Recognition
Income Earned from Investment Programs – Commissions earned are recognized at the closing of the transaction.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Winning Edge Financial Group, Inc. is subject to the Securities and Exchange Commission's net capital rule 15(c), 3-1. Under this rule, the required net capital shall be greater of $5,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2004, the Company had net capital of $24,705.

NOTE 3 – COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as of December 31, 2004 was $5,369. The percentage of aggregate indebtedness to net capital as computed in Schedule – I of this report is 4%.

NOTE 4 – LEASE COMMITMENTS – RELATED PARTY TRANSACTIONS

The Company leases its premises from a related party on a month-to-month basis. Rent expenses for 2004 totaled $18,000.

NOTE 5 – SECURITIES HELD FOR INVESTMENT

Securities held for investment at December 31, 2004 consisted of 1200 shares and 300 warrants to purchase shares of the NASDAQ Stock Market, Inc. The cost investment, which was acquired in the year 2000, was $18,907. Market value at December 31, 2004 was $10,800. A provision for the unrealized loss on investment in the amount of $8,107 is reflected in the financial statements.

NOTE 6 – PENSION AND PROFIT SHARING EXPENSE

The Company instituted a defined contribution money purchase pension plan and discretionary profit sharing plan during 2004. The Company had expenses in 2004.

THE WINNING EDGE FINACIAL GROUP, INC.
NOTES TO FINCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 7 – INCOME TAXES

Income tax expense for 2004 consisted of the following:

	Current	Deferred	Total
Federal income taxes	$ -	$ -	$ -
New Jersey income taxes	1,980	850	2,830
Total	$ 1,980	$ 850	$ 2,830

The corporation has approximately $38,000 in available Federal operating net loss carry forwards as of December 31, 2004. No deferred asset value has been assigned to carry forwards in these financial statements, because the ability to apply them toward future profits is not assured.

SUPPLEMENTARY INFORMATION

(See Independent Auditors' Report on Supplementary Information)

THE WINNING EDGE FINANCIAL GROUP, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - SCHEDULE OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15 (c) 3-1
AS OF DECEMBER 31, 2004

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY	$	47,370
DEDUCT: Total non-allowable assets		
Prepaid expenses		(545)
Furniture and equipment		(290)
TOTAL NON-ALLOWABLE ASSETS		(835)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		46,535
LESS: HAIRCUTS		(16,830)
NET CAPITAL PURSUANT TO RULE 15(c)3-1 AS OF DECEMBER 31, 2004	$	29,705

RECONCILIATION OF ABOVE COMPUTATION WITH AMOUNT REPORTED BY THE COMPANY OF FOCUS PART II FOR DECEMBER 31, 2004

Net capital as reported by the company	$	29,705
Audit adjustments		-
NET CAPITAL AS SHOWN ABOVE	$	29,705

See independent auditors' report and notes to financial statements



DISCHINO & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Stockholders of
The Winning Edge Financial Group, Inc.
Clifton, New Jersey

In planning and performing our audit of the financial statements of The Winning Edge Financial Group, Inc., for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Winning Edge Financial Group, Inc., that we considered relevant to the objectives stated in rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15(c)3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the projected future benefits and related cost of internal control structure policies and procedures and to the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are for

695 Route 46 West, Suite 303
Fairfield, NJ 07004-1595
fax 973-808-5970

phone 973-808-5700
www.dischino.com

2 Executive Drive, Suite 820
Fort Lee, NJ 07024
fax 201-944-1528

which the Company has responsibility are safeguarded against loss from an unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk of errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects include a material inadequacy for such purposes. Based on the understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objective.

This report is intended solely for the use of management, the Security and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Security and Exchange Act of 1934 and should not be used for any other purpose.



Dischino & Associates, P.C.
Certified Public Accountants
and Business Consultants
Fort Lee, New Jersey

February 19, 2005